UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission file number: 001-39278

Kingsoft Cloud Holdings Limited

(Exact Name of Registrant as Specified in Its Charter)

Building E, Xiaomi Science and Technology Park, No. 33 Xierqi Middle Road,

Haidian District

Beijing, 100085, the People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Results of Kingsoft Cloud Holdings Limited’s Extraordinary General Meeting

At Kingsoft Cloud Holdings Limited’s (“Kingsoft Cloud” or the “Company”) extraordinary general meeting of shareholders held on December 29, 2022 in Beijing, China (the “EGM”), the shareholders of the Company duly adopted the following resolutions proposed by the Company:

Resolution 1: As a Special Resolution: to amend and restate the existing Amended and Restated Memorandum of Association and Articles of Association of the Company by the deletion in their entirety and by the substitution in their place of the Second Amended and Restated Memorandum of Association and Articles of Association, conditional upon and with effect from the consummation of the Company’s proposed listing on The Stock Exchange of Hong Kong Limited (the “Listing”) (the “Proposed M&AA Amendment”). Of all votes casted at the EGM, approximately 95.22% voted FOR the adoption of the resolution.

Resolution 2: As a Special Resolution: to change the name of the Company from Kingsoft Cloud Holdings Limited to Kingsoft Cloud Holdings Limited 金山云控股有限公司 by adoption of the dual Chinese name 金山云控股有限公司, which will be reflected in the Proposed M&AA Amendment. Of all votes casted at the EGM, approximately 99.87% voted FOR the adoption of the resolution.

Resolution 3: As an Ordinary Resolution: a general mandate be granted to the Directors to allot, issue or deal with additional shares of the Company not exceeding 20% of the total number of issued shares immediately following completion of the Listing, and which is conditional upon the Listing (the “Issuance Mandate”). Of all votes casted at the EGM, approximately 85.72% voted FOR the adoption of the resolution.

Resolution 4: As an Ordinary Resolution: a general mandate be granted to the Directors to exercise powers of the Company to repurchase shares of the Company representing up to 10% of the total number of issued shares immediately following completion of the Listing, and which is conditional upon the Listing (the “Repurchase Mandate”). Of all votes casted at the EGM, approximately 99.69% voted FOR the adoption of the resolution.

Resolution 5: As an Ordinary Resolution: subject to an approval of the Issuance Mandate and the Repurchase Mandate and conditional upon the Listing, an extension to the Issuance Mandate be approved, such that the number of shares of the Company repurchased under the Repurchase Mandate will also be added to extend the Issuance Mandate, provided that such additional amount shall not exceed 10% of the number of issued shares of the Company immediately following completion of the Listing. Of all votes casted at the EGM, approximately 85.76% voted FOR the adoption of the resolution.

Resolution 6: As an Ordinary Resolution: the authorization to each of the directors of the Company or the Company's registered office provider to take any and all action that might be necessary to effect the foregoing resolutions and make all necessary filings at the Cayman Registry as such director or the Company's registered office provider, in his, her or its absolute discretion, thinks fit. Of all votes casted at the EGM, approximately 95.21% voted FOR the adoption of the resolution.

Members holding 2,480,183,469 ordinary shares were present in person or by proxy at the EGM, representing approximately 65.18% of the voting share capital of the Company as of the record date set out in the Company’s notice of the EGM dated November 25, 2022.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, Kingsoft Cloud’s strategic and operational plans, contain forward-looking statements. Kingsoft Cloud may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to other parties. Statements that are not historical facts, including but not limited to statements about Kingsoft Cloud’s beliefs and expectations, are forward-looking statements. Forward- looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Kingsoft Cloud's future business development, financial condition and results of operations; Kingsoft Cloud's business strategies and plans to carry out these strategies; future developments, trends and conditions in the industry and markets in which Kingsoft Cloud operates or into which Kingsoft Cloud intends to expand; Kingsoft Cloud's ability to identify and satisfy user demands and preferences; Kingsoft Cloud's ability to maintain good relationships with its customers and other business partners; general economic, political and business conditions in the industries and markets in which Kingsoft Cloud operates; any changes in the laws, rules and regulations of the central and local governments in China and other relevant jurisdictions and the rules, regulations and policies of the relevant governmental authorities relating to all aspects of Kingsoft Cloud's business and business plans; the actions and developments of Kingsoft Cloud's competitors; and China’s political or social conditions and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Kingsoft Cloud’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Kingsoft Cloud does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Kingsoft Cloud Holdings Limited

Kingsoft Cloud Holdings Limited (NASDAQ: KC) is a leading independent cloud service provider in China. Kingsoft Cloud has built a comprehensive and reliable cloud platform consisting of extensive cloud infrastructure, cutting-edge cloud products and well-architected industry-specific solutions across public cloud and enterprise cloud.

For more information, please visit: http://ir.ksyun.com.

For investor and media inquiries, please contact:

Kingsoft Cloud Holdings Limited

Nicole Shan

Tel: +86 (10) 6292-7777 Ext. 6300

Email: ksc-ir@kingsoft.com

Christensen In China

Mr. Eric Yuan

Phone: +86-10-5900-1548

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com

EXHIBIT INDEX

Exhibit No.	Description

3.1	Second Amended and Restated Memorandum of Association and Articles of Association

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kingsoft Cloud Holdings Limited

Date: December 29, 2022	By:	/s/ Haijian He
Name: Haijian He
Title: Chief Financial Officer and Director